UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-14925

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Standard Insurance Company Home Office

Employees’ Deferred Compensation Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

StanCorp Financial Group, Inc.

1100 SW Sixth Avenue

Portland, Oregon 97204

(971) 321-7000

(Issuer’s telephone number, including area code)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

Standard Insurance Company Home Office

Employees’ Deferred Compensation Plan

We have audited the accompanying statements of net assets available for benefits of the Standard Insurance Company Home Office Employees’ Deferred Compensation Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP

Portland, Oregon

June 14, 2006

STANDARD INSURANCE COMPANY HOME OFFICE

EMPLOYEES’ DEFERRED COMPENSATION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS:
Investments:
At fair value:
Pooled separate accounts	$89,047,577	$72,232,547
Employer stock	14,228,966	12,328,703
Participant loans receivable	2,701,114	2,531,416
At contract value:
Portfolio Fund—deposit administration contracts	86,799,685	79,371,789

Total investments	192,777,342	166,464,455

Contributions receivable:
Contributions receivable from Standard Insurance Company	290,016	261,275
Contributions receivable from participants	305	52

Total contributions receivable	290,321	261,327

LIABILITIES	—	—

NET ASSETS AVAILABLE FOR BENEFITS	$193,067,663	$166,725,782

See Notes to Financial Statements.

STANDARD INSURANCE COMPANY HOME OFFICE

EMPLOYEES’ DEFERRED COMPENSATION PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$9,193,867	$10,469,249
Employer stock dividend income	165,670	142,357
Interest income	4,616,669	4,613,891

Total investment gain	13,976,206	15,225,497

Contributions:
Participant	14,817,566	13,919,793
Employer	5,861,069	5,009,554

Total contributions	20,678,635	18,929,347

Total additions	34,654,841	34,154,844

DEDUCTIONS:
Withdrawals	8,285,917	5,934,360
Administrative expenses	27,043	30,560

Total deductions	8,312,960	5,964,920

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	26,341,881	28,189,924

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	166,725,782	138,535,858

End of year	$193,067,663	$166,725,782

See Notes to Financial Statements.

STANDARD INSURANCE COMPANY HOME OFFICE

EMPLOYEES’ DEFERRED COMPENSATION PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005 AND 2004

1. DESCRIPTION OF THE PLAN

The following brief description of the Plan provides only general information. Participants should refer to the Summary Plan Description and may request a copy of the Plan document from the Plan Sponsor for complete information.

General—The Standard Insurance Company Home Office Employees’ Deferred Compensation Plan (the “Plan”) is a voluntary deferred compensation plan under Section 401(k) of the Internal Revenue Code (the “Code”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). On December 31, 2000, the Standard Insurance Company Agents’ Deferred Compensation Plan was merged into the Plan but separate investment contracts are maintained for the two individual components (the Home Office Employees’ Deferred Compensation Plan and the Agents’ Deferred Compensation Plan). The Plan sponsor and administrator is Standard Insurance Company (“Standard”), a wholly-owned subsidiary of StanCorp Financial Group, Inc. (“StanCorp”).

Eligibility—All employees of StanCorp and its subsidiaries, except leased employees and agents, enter the Plan on the first day of the month following their date of hire. Employees may begin to defer pre-tax compensation to the Plan immediately upon entry. Participants are eligible for a matching contribution on the first day of the month after they have attained at least 1,000 hours of service during a 12-consecutive-month period. Effective January 1, 2004, employees hired after January 1, 2003 are also eligible for a 2% non-elective contribution starting January 1 following the date of hire. This contribution is intended as a substitute for the Standard defined benefit plan, which limits participation to employees hired on or before January 1, 2003.

Contributions—Each year, participants may contribute a percentage of eligible compensation to the Plan, ranging between 3% and the maximum percentage legally permissible. Presently, Standard matches 100% of the first 3% of pre-tax compensation that a participant contributes to the Plan and 50% of the next 2% of pre-tax compensation. Contributions are subject to certain limitations. Upon enrollment in the Plan, participants may direct their contributions, and the employer matching contribution, in 1% increments to a number of funds that are administered and maintained by Standard. The Plan currently offers 21 pooled separate account investments, the Portfolio Fund (deposit administration contracts), and StanCorp common stock (“employer stock”) as investment options for participants. Participants may change or transfer their investment options daily subject to fund trading restrictions.

Each participant’s account is credited with the participant’s contribution, an allocation of Standard’s matching contributions, and net investment earnings/losses.

Vesting—Participants are immediately fully vested in both their elective contributions and Standard’s matching contributions. Participants are vested in the non-elective contribution after five or more years of service or upon reaching normal retirement age while employed.

Withdrawals and Distributions—Upon termination of service, a participant may elect to receive benefits in either a lump sum, a qualified joint and survivor annuity, a straight life annuity, a joint and contingent survivor annuity, a life annuity with guaranteed payments for a certain period, an annuity for a certain period, or a series of installment payments. Distributions are made as soon as administratively possible to electing employees who terminate or retire and to the beneficiaries of deceased participants. Withdrawals also may be made in the case of hardship or certain other circumstances described in the Plan document.

Loans may be made to participants for up to the lesser of 50% of their account balance, $50,000, or the amount of their immediate and heavy financial need, as defined in the Plan. Loans are secured by the participant’s account balance.

Termination of the Plan—Although it has not expressed any intent to do so, Standard has the right under the Plan to discontinue its contributions at any time and to terminate the Plan. In the event of Plan termination, Plan assets would be available for distribution to participants. Distributions to each participant at termination would be based on the value of that participant’s account.

Administrative Expenses—Expenses are paid by Standard with the exception of loan initiation fees, which are paid by the participants involved.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed in preparation of the Plan’s financial statements.

Basis of Accounting—The financial statements have been prepared on the accrual basis of accounting.

Use of Estimates—The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and require Plan management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from estimates.

The Plan invests in various securities and insurance contracts including pooled separate account investments, employer stock, and deposit administration contracts. These investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition—The Plan’s investments in pooled separate accounts and StanCorp common stock are stated at fair value based on the most current quoted market prices at December 31. The Plan is either credited or charged for the change in unit values of its pooled separate account and employer stock investments. The Portfolio Fund represents deposit administration contracts (see Note 5 for further discussion).

Participant loans receivable are valued at the remaining principal balance of the loans, which approximates fair value. Participant loans receivable are secured by the vested account balance of the participants receiving the loans and are evidenced by negotiable promissory notes. Loans are subject to substantially level amortization over periods not to exceed five years or 10 years if used to purchase a primary residence. Interest is charged based on the economic conditions at the time of the loan. Loans and/or interest payments of participants currently employed by StanCorp are collected semi-monthly through payroll deductions. Loan payments from former employees are due monthly. Interest rates on loans outstanding at December 31, 2005 ranged from 4.0% to 8.02%.

Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits—Benefits are recorded when paid.

3. PARTY-IN-INTEREST TRANSACTIONS

The assets of the Plan include employer stock, as well as funds on deposit with and investments maintained by Standard. Because Standard is the Plan sponsor, these transactions qualify as party-in-interest.

4. INVESTMENTS EXCEEDING 5% OF NET ASSETS AVAILABLE FOR BENEFITS

The Plan’s investments exceeding 5% of net assets available for Plan benefits at December 31 consisted of the following:

	2005	2004
Portfolio Fund—Deposit administration contracts	$86,799,685	$79,371,789
Pooled separate accounts:
Vanguard Index 500 Fund	15,524,247	13,842,853
T. Rowe Price Mid Cap Growth	10,863,002	8,967,361
Employer stock	14,228,966	12,328,703

Net appreciation by investment type for the year ended December 31 is as follows:

	2005	2004
Pooled separate accounts	$6,616,954	$7,473,603
Employer stock	2,576,913	2,995,646

Total	$9,193,867	$10,469,249

5. DEPOSIT ADMINISTRATION CONTRACTS

The Portfolio Fund represents deposit administration contracts (“Contracts”) entered into by the Plan with Standard. Standard maintains the contributions in an unallocated fund, whose assets are commingled with other assets in the General Account of Standard. The account is credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses charged by Standard. The Contracts are included in the financial statements at contract value. Plan management represents that contract value approximates fair value because the Contracts are fully benefit-responsive, which means participants may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made under the Contracts, plus earnings, less withdrawals and administrative expenses. There are no reserves against contract value for credit risk of Contract issuer or otherwise.

The effective annual crediting rate is determined on an annual basis by the Retirement Plans’ staff and approved by the Management Committee and the Board of Directors. The effective annual crediting rates for the two Contracts representing the Home Office Employees’ Deferred Compensation Plan and the Agents’ Deferred Compensation Plan were 5.60 % and 4.95% in 2005, and 6.15% and 5.55% in 2004, respectively.

6. INCOME TAX STATUS

The Plan obtained its latest determination letter on July 10, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since the application for the determination letter was filed. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax exempt as of the financial statement date. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

7. CONCENTRATION OF RISK

The Plan’s assets consist primarily of financial instruments including investments in pooled separate accounts, employer stock, and deposit administration contracts. The financial instruments may subject the Plan to concentrations of risk as contract value of the deposit administration contracts is dependent on the ability of the issuer to honor its contractual commitments, and investments in pooled separate accounts and employer stock are subject to changes in the market values of the underlying securities.

*  *  *  *  *  *

STANDARD INSURANCE COMPANY HOME OFFICE

EMPLOYEES’ DEFERRED COMPENSATION PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS

(HELD AT END OF YEAR) AS OF DECEMBER 31, 2005

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost	(e) Current Value
	Pooled Separate Accounts:
*	Standard Insurance Company	Separate Account A Harbor Bond		$2,342,877
*	Standard Insurance Company	Separate Account A Vanguard Wellington		2,273,209
*	Standard Insurance Company	Separate Account A Vanguard Windsor II		5,627,519
*	Standard Insurance Company	Separate Account A Vanguard Lifestrategy Con		625,542
*	Standard Insurance Company	Separate Account A Vanguard Lifestrategy Mod		255,328
*	Standard Insurance Company	Separate Account A Vanguard Lifestrategy Growth		423,943
*	Standard Insurance Company	Separate Account A Vanguard 500 Index		15,524,247
*	Standard Insurance Company	Separate Account A Federated Mid-Cap		5,482,427
*	Standard Insurance Company	Separate Account A Hotchkis Wiley Mid Cap Val		6,479,188
*	Standard Insurance Company	Separate Account A Vanguard Strategic Equity		850,376
*	Standard Insurance Company	Separate Account A TWC Galileo Select Equity I		3,035,785
*	Standard Insurance Company	Separate Account A T. Rowe Price Mid Cap Growth		10,863,002
*	Standard Insurance Company	Separate Account A Munder Mid Cap Core Growth Y		4,688,686
*	Standard Insurance Company	Separate Account A Munder Small Cap Val Y		1,701,513
*	Standard Insurance Company	Separate Account A T. Rowe Price Small Cap Stk		3,022,917
*	Standard Insurance Company	Separate Account A Allianz NFJ Small Cap Value		4,097,284
*	Standard Insurance Company	Separate Account A Allianz CCM Emerging Comp		3,515,172
*	Standard Insurance Company	Separate Account A American Century Ultra		9,077,514
*	Standard Insurance Company	Separate Account A Templeton Foreign Advisor		3,045,793
*	Standard Insurance Company	Separate Account A American Century Intl Growth		1,882,300
*	Standard Insurance Company	Separate Account A Fidelity Adv Diversified Int I		4,232,955

	Total Pooled Separate Accounts			89,047,577

*	StanCorp Financial Group, Inc.	Employer Stock		14,228,966

	Participant loans receivable	Maturities:
		Loans mature over periods not to exceed five years generally and ten years for home loans
		Interest rates: 4.00%-8.02%		2,701,114
*	Standard Insurance Company	Portfolio Fund-Deposit Administration Contracts		86,799,685

	TOTALINVESTMENTS			$192,777,342

Note: Historical cost information (Column (d)) for participant-directed investments is not required.

*	Standard Insurance Company and StanCorp Financial Group, Inc. are each considered a party-in-interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Standard Insurance Company Home Office Employees’ Deferred Compensation Plan have duly caused this annual report to be signed on their behalf by the undersigned, thereunto duly authorized.

STANDARD INSURANCE COMPANY HOME OFFICE EMPLOYEES’ DEFERRED COMPENSATION PLAN

By	/s/ CINDY J. MCPIKE
Cindy J. McPike
Senior Vice President and Chief Financial Officer
StanCorp Financial Group, Inc.

June 14, 2006

EXHIBIT INDEX

Exhibit Number	Document Description
23.1	Consent of Independent Registered Public Accounting Firm